Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

October 1, 2010

Ms. Barbara C. Jacobs
Assistant Director
Ms. Stephani Bouvet
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:         Amwest Imaging Incorporated
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2010
File No. 333-167743

Dear Ms. Jacobs:

Amwest Imaging Incorporated submits this letter to you in response to your letter of September 21, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  References to prior comments in this letter relate to comments in our letter dated September 14, 2010.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
We note that in response to prior comment 2, you have included updated interim financial statements through August 31, 2010, however, it appears as though the remainder of the filing should be updated accordingly.  In this regard, the Summary Financial Information beginning on page 5 and Management’s Discussion and Analysis section continue to refer to April 30, 2010.  Please update your filing throughout, as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised throughout the Form S-1A Amendment No. 4 filing to reflect updated interim financial statements, and references to the financial statements, through August 31, 2010.  The Company has provided below a copy of the revised sections “Summary Financial Information”, “Dilution of Offering Price”, “Description of our Business” subsection “General Information”, “Management’s Discussion and Analysis of plan of Operation”, “Plan of Operation” subsection “Going Concern”, section Critical Accounting Policies” subsections “B. Basic Earnings Per Share” and “C. Cash Equivalents” as they now appear in the Form S-1/A Amendment No. 4 filing.

SUMMARY FINANCIAL INFORMATION

The following tables set forth summary financial data derived from Amwest Imaging Incorporated financial statements. Table A is the Audited Statement of Operations for the period from inception (April 7, 2010) to April 30, 2010.  Table B is the Unaudited Statements of Operations for the period from inception (April 7, 2010) to August 31, 2010.  The accompanying notes are an integral part of these financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

As shown in the financial statements accompanying this prospectus, Amwest Imaging Incorporated has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

Table A: Audited Statements of operations data

AMWEST IMAGING INC. (A Development Stage Company) Statement of operations For the period from inception (April 7, 2010) to April 30, 2010
April 7, 2010
(Inception)
through
April 30, 2010
Revenues	$-

Operating expenses
General and administrative	2,049
2,049

(Loss) from operations	(2,049)

Other income (expense)
Interest income	-
Interest expense	-
Loss before income taxes	(2,049)

Income tax benefit (provision)	-
Net (loss)	$(2,049)

Basic and diluted loss per common share	$(0.00)

Basic and diluted weighted average common shares outstanding	8,217,391

Table B: Statements of operations data

AMWEST IMAGING, INC (A Development Stage Company) Unaudited Condensed Statements of Operations For the period from inception (April 7, 2010) to August 31, 2010
	May 1, 2010	April 7,2010
	(Day after	(Inception)
	audit date)	through
	August 31,	August 31,
	2010	2010
Revenues	$-	$-

Operating expenses
General and administrative	5,714	7,763

(Loss) from operations	(5,714)	(7,763)

Other income (expense)
Interest income	-	-
Interest expense	-	-
Loss before income taxes	(5,714)	(7,763)

Income tax benefit (provision)	-	-
Net (loss)	$(5,714)	$(7,763)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Basic and diluted weighted average common shares outstanding	9,000,000	8,742,179

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution figures based on Audited Financial Statements dated April 30, 2010

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Amwest Imaging Incorporated’s issued and outstanding stock. This is due in part because of the common stock issued to the Amwest Imaging Incorporated officer, director, and employee totaling 9,000,000 shares at par value $0.001 per share versus the current offering price of $0.01 per share. Amwest Imaging Incorporated net book value on April 30, 2010 was $6,951. Assuming all 4,000,000 shares offered are sold, and in effect Amwest Imaging Incorporated receive the maximum estimated proceeds of this offering from shareholders, Amwest Imaging Incorporated net book value will be approximately $0.0036 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $0.0064 per share while the Amwest Imaging Incorporated present stockholder will receive an increase of $0.0028 per share in the net tangible book value of the shares that he holds. This will result in a 64.00% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individual who purchased shares in Amwest Imaging Incorporated previously:

Maximum
Offering

Book Value Per Share Before the Offering	$0.0008
Book Value Per Share After the Offering	$0.0036
Net Increase to Original Shareholders	$0.0028
Decrease in Investment to New Shareholders	$0.0064
Dilution to New Shareholders (%)	64.00%

Dilution figures based on Unaudited Financial Statements dated August 31, 2010

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Amwest Imaging Incorporated’s issued and outstanding stock. This is due in part because of the common stock issued to the Amwest Imaging Incorporated officer, director, and employee totaling 9,000,000 shares at par value $0.001 per share versus the current offering price of $0.01 per share. Amwest Imaging Incorporated net book value on August 31, 2010 was $1,521. Assuming all 4,000,000 shares offered are sold, and in effect Amwest Imaging Incorporated receive the maximum estimated proceeds of this offering from shareholders, Amwest Imaging Incorporated net book value will be approximately $0.0032 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $0.0068 per share while the Amwest Imaging Incorporated present stockholder will receive an increase of $0.0030 per share in the net tangible book value of the shares that he holds. This will result in a 68.00% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individual who purchased shares in Amwest Imaging Incorporated previously:

Maximum
Offering

Book Value Per Share Before the Offering	$0.0002
Book Value Per Share After the Offering	$0.0032
Net Increase to Original Shareholders	$0.0030
Decrease in Investment to New Shareholders	$0.0068
Dilution to New Shareholders (%)	68.00%

DESCRIPTION OF OUR BUSINESS

General Information

Amwest Imaging Incorporated was incorporated in the State of Nevada on April 7, 2010 under the same name. Since inception, Amwest Imaging Incorporated has not generated revenues and has accumulated losses in the amount of $(2,049) as of audit date April 30, 2010 and has accumulated losses totaling $(7,763) from inception through August 31, 2010.  Amwest Imaging Incorporated has never been party to any bankruptcy, receivership or similar proceeding, nor has it undergone any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying Audited Balance Sheet Data, the Company has a positive current ratio and Company has incurred an accumulated deficit of $2,049 for the period from inception (April 7, 2010) to April 30, 2010.  Management has also provided Unaudited Balance Sheet Data stating that the Company has a positive current ratio and the Company has incurred an accumulated deficit of $7,763 for the period from inception (April 7, 2010) to August 31, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The following table provides selected financial data about our company for the period from the date of inception through April 30, 2010.  For detailed financial information, see the financial statements included in this prospectus.

Audited Balance Sheet Data:

Cash	$6,951
Total assets	$6,951
Total liabilities	$0
Shareholders’ equity	$6,951

The following table provides selected financial data about our company for the period from the date of inception through August 31, 2010.  For detailed financial information, see the financial statements included in this prospectus.

Unaudited Balance Sheet Data:

Cash	$1,521
Total assets	$1,521
Total liabilities	$284
Shareholders’ equity	$1,237

Other than the shares offered by this prospectus, no other source of capital has been identified or sought.  If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our director has verbally agreed to advance the company funds to complete the registration process.

Plan of Operation

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying audited financial statements, the Company has a negative current ratio and Company has incurred an accumulated deficit of $2,049 for the period from Inception to April 30, 2010. Management has also provided unaudited financial statements stating that the Company has a negative current ratio and the Company has incurred an accumulated deficit of $7,763 for the period from inception to August 31, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

CRITICAL ACCOUNTING POLICIES

B.      BASIC EARNINGS PER SHARE

The Company has adopted ASC Topic 260 “Earnings per Share” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding during the period.  There are no dilutive shares outstanding.

No significant realized exchange gains or losses were recorded from audit period inception (April 7, 2010) to April 30, 2010 and from unaudited period inception (April 7, 2010) to August 31, 2010.

C.      CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, money market funds and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $6,951 in cash and cash equivalent at audited period ending April 30, 2010 and the Company had $1,521 in cash and equivalents at unaudited period ending August 31, 2010.

COMMENT:

Financial Statements

b. Unaudited Financial Statements as of August 31, 2010, page 31

2.
We note from the consent included in Exhibit 23.1 that the August 31, 2010 interim financial statements have not been reviewed.  Interim financial statements must be reviewed by an independent public accountant pursuant to Rule 10-01(d) of Regulation S-X.  Revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company has included in Exhibit 23.1 that the August 31, 2010 interim financial statements have been review by Seale Beers, CPAs who is our independent public accounting firm.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone or Patrick Moore at (702) 882-3106 with any questions or comments.

Sincerely,

/s/ Patrick Moore

Patrick Moore
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.